

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 19, 2005

Mr. Juan Jose Suarez Coppel
Chief Financial Officer
Petroleos Mexicanos
Avenida Marina Nacional No 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

> **Re:** **Petroleos Mexicanos**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **Filed June 30, 2005**
> **File No. 0-00099**

Dear Mr. Coppel:

We have the following additional comments which were communicated to your external counsel via telephone on August 16, 2005. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Note 20- Subsidiary guarantor information, page F-69

1.   We note your supplemental condensed consolidating financial information Please
        explain in detail how your ownership of the subsidiary guarantors, which you
        indicate that you control, meet the requirements of Rule 3-10(f) of Regulation S-
        X. Please provide us with a detailed description of your organizational and
        ownership structure. This comment applies to all presentations of condensed
        consolidating information in your financial statement notes.

2.   We note you have provided a qualitative disclosure of U.S. GAAP differences
        pertaining to your subsidiary guarantors. Please modify your disclosures to
        include a quantitative reconciliation to U.S. GAAP. This comment applies to all
        presentations of condensed consolidating information in your financial statement
        notes.

3.   Please provide expanded disclosure to provide investors with information
        describing why the condensed consolidating information is being included in your
        document, including a description of the transaction. Additionally, please include
        within the condensed consolidated financial statements a separate column for the
        issuer or explain in detail why such information is not required, based on the
        reasons why you are required to disclose the condensed consolidating
        information.

Related Party Transactions, Page 149

4.   Please provide us with a detailed description of your employee benefit program
        that provides salary advances to all eligible executive officers. In addition,
        provide to us a detailed schedule identifying the individual executive officers that
        are participating in this program including the highest level of indebtedness owed
        at any point in time by these individuals during the periods reported and as of the
        end of each reporting period.

5.   Please tell us whether or not there were any instances where the terms offered to
        your officers differed from the terms of the established plan. Also tell us if any
        additional loan arrangements to executive officers were in existence during any
        periods presented in your financial statements.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief